Delisting Determination,The Nasdaq Stock Market, LLC, September 20, 2010, NextWave Wireless Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of NextWave Wireless Inc.
(the Company), effective at the opening of the trading session on September 30, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1). The Company was notified of the Staffs determination on January 22, 2010.
The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issed a decision dated March 26, 2010, granting the Company continued listing pursuant to an exception through July 21, 2010, by which date the Company was required to regain compliance with Listing Rules 5450(a)(1). However, the Company did not regain compliance by that date. On July 21, 2010, the Panel notified the Company that trading in the Companys securities would be suspended on July 23, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 7, 2010.